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                           Basic Energy Services, Inc.
                              406 North Big Spring
                              Midland, Texas 79701

                                  June 28, 2001

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

             Re:  Basic Energy Services, Inc. Form S-1 (File Number 333-33108)

Ladies and Gentlemen:

                  This application is made by Basic Energy Services, Inc. ("Basic") pursuant to Rule 477 under the Securities Act of 1933, as amended, for permission to withdraw its registration statement (the "Registration Statement") on Form S-1 (File Number 333-33108) that was originally filed with the Securities and Exchange Commission (the "Commission") on March 23, 2000.

                  The withdrawal requested hereby is being sought for the following reasons: (a) Basic has determined that it is not in its best interests to conduct the initial public offering of its shares of common stock, $0.01 par value per share (the "Common Stock"), contemplated in the Registration Statement at this time; (b) the Registration Statement has not been declared effective by the Commission; and (c) market conditions are currently unfavorable. No Common Stock has been offered, issued or sold under the Registration Statement.

                  On the basis of the foregoing, Basic respectfully requests that the Commission grant its application to withdraw the Registration Statement.

                  Should you have any questions or require anything further, please call Jim Carter at (915) 570-0829.

                                    Very truly yours,

                                    Basic Energy Services, Inc.


                                         /s/ JIM CARTER
                                    --------------------------------------------
                                    By:      Jim Carter
                                             Chief Financial Officer

cc: Kenneth V. Huseman